# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Noah Holdings Limited, CIK 0001499543
CUSIP: 654870102
Title of class of securities: Ordinary Shares, par value $0.00005 per share
Address of issuer's principal executive offices: No.1226, South Shenbin Road, Minhang District, Shanghai, China (F4), 201107
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001470766

## Reporting persons
- HongShan Capital I, L.P. ("HONGSHAN CAPITAL I"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 11,328,515; sole dispositive power 0; shared dispositive power 11,328,515; aggregate amount beneficially owned 11,328,515 (3.4% of the class)
  Comment: Row 6, 8 and 9. Represented by 2,265,703 American Depositary Shares.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- HongShan Capital Partners Fund I, L.P. ("HONGSHAN CAPITAL PTRS I"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,301,720; sole dispositive power 0; shared dispositive power 1,301,720; aggregate amount beneficially owned 1,301,720 (0.4% of the class)
  Comment: Row 6, 8 and 9. Represented by 260,344 American Depositary Shares.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- HongShan Capital Principals Fund I, L.P. ("HONGSHAN CAPITAL PRIN I"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,753,365; sole dispositive power 0; shared dispositive power 1,753,365; aggregate amount beneficially owned 1,753,365 (0.5% of the class)
  Comment: Row 6, 8 and 9. Represented by 350,673 American Depositary Shares.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- HongShan Capital Management I, L.P. ("HONGSHAN CAPITAL MGMT I"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14,383,600; sole dispositive power 0; shared dispositive power 14,383,600; aggregate amount beneficially owned 14,383,600 (4.3% of the class)
  Comment: Row 6, 8 and 9. Represented by 2,876,720 American Depositary Shares.
  
  Row 6, 8 and 9. 11,328,515 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL I, 1,301,720 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PTRS I and 1,753,365.00 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- HSG Holding Limited ("HSG HOLDING"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14,383,600; sole dispositive power 0; shared dispositive power 14,383,600; aggregate amount beneficially owned 14,383,600 (4.3% of the class)
  Comment: Row 6, 8 and 9. Represented by 2,876,720 American Depositary Shares.
  
  Row 6, 8 and 9. 11,328,515 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL I, 1,301,720 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PTRS I and 1,753,365.00 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- SNP China Enterprises Limited ("SNP CHINA ENTERPRISES"): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,383,600; sole dispositive power 0; shared dispositive power 14,383,600; aggregate amount beneficially owned 14,383,600 (4.3% of the class)
  Comment: Row 6, 8 and 9. Represented by 2,876,720 American Depositary Shares.
  
  Row 6, 8 and 9. 11,328,515 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL I, 1,301,720 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PTRS I and 1,753,365.00 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
- Neil Nanpeng Shen ("NS"): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 2,022,610; shared voting power 14,383,600; sole dispositive power 2,022,610; shared dispositive power 14,383,600; aggregate amount beneficially owned 16,406,210 (4.9% of the class)
  Comment: Row 5 and 7. Represented by 404,522 American Depositary Shares.
  
  Row 6 and 8. Represented by 2,876,720 American Depositary Shares.
  
  Row 9. Represented by 3,281,242 American Depositary Shares ("shares").
  
  Row 6, 8 and 9. 11,328,515 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL I, 1,301,720 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PTRS I and 1,753,365.00 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
  
  Row 11. Based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.

## Item 1. Issuer
Name of issuer: Noah Holdings Limited
Address of issuer's principal executive offices: No.1226, South Shenbin Road, Minhang District, Shanghai 201107, People's Republic of China

## Item 2. Person Filing
Name of person filing:
HongShan Capital I, L.P.
HongShan Capital Partners Fund I, L.P.
HongShan Capital Principals Fund I, L.P.
HongShan Capital Management I, L.P.
HSG Holding Limited
SNP China Enterprises Limited
Neil Nanpeng Shen

The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: HONGSHAN CAPITAL MGMT I, HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I, HONGSHAN CAPITAL PRIN I, HSG HOLDING: Cayman Islands; SNP CHINA ENTERPRISES: British Virgin Islands; NS: Hong Kong SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
16,406,215
Represented by 3,281,243 American Depositary Shares.
11,328,515 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL I, 1,301,720 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PTRS I and 1,753,365.00 Class A Ordinary Shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Percent of class:
4.9%

The percentage is based on a total of 335,153,359 shares of Class A Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on April 24, 2025.
Sole power to vote or to direct the vote: Neil Nanpeng Shen: 2,022,610
Shared power to vote or to direct the vote:
HongShan Capital I, L.P.: 11,328,515
HongShan Capital Partners Fund I, L.P.: 1,301,720
HongShan Capital Principals Fund I, L.P.: 1,753,365
HongShan Capital Management I, L.P.: 14,383,600
HSG Holding Limited: 14,383,600
SNP China Enterprises Limited: 14,383,600
Neil Nanpeng Shen: 14,383,600
Sole power to dispose or to direct the disposition: Neil Nanpeng Shen: 2,022,610
Shared power to dispose or to direct the disposition:
HongShan Capital I, L.P.: 11,328,515
HongShan Capital Partners Fund I, L.P.: 1,301,720
HongShan Capital Principals Fund I, L.P.: 1,753,365
HongShan Capital Management I, L.P.: 14,383,600
HSG Holding Limited: 14,383,600
SNP China Enterprises Limited: 14,383,600
Neil Nanpeng Shen: 14,383,600

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HongShan Capital I, L.P. ("HONGSHAN CAPITAL I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HongShan Capital Partners Fund I, L.P. ("HONGSHAN CAPITAL PTRS I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HongShan Capital Principals Fund I, L.P. ("HONGSHAN CAPITAL PRIN I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HongShan Capital Management I, L.P. ("HONGSHAN CAPITAL MGMT I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- HSG Holding Limited ("HSG HOLDING"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- SNP China Enterprises Limited ("SNP CHINA ENTERPRISES"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)
- Neil Nanpeng Shen ("NS"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (08/14/2025)